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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Voice Mobility International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                         (Title of Class of Securities)

                                   928622-10-9
           --------------------------------------------------------
                                 (CUSIP Number)

                                  Leah Lambert
                       Voice Mobility International, Inc.
                          180 - 13777 Commerce Parkway
                                  Richmond, BC
                                 Canada V6V 2X3
                                 (604) 232-4828
           --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
           --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. ..................................928622-10-9
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only).

    Edith M. Both

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)                           [ ]

    (b)                           [ ]

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3. SEC Use Only.....................................................

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4. Source of Funds (See Instructions)
   PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e) [ ]

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6. Citizenship or Place of Organization:
   Canada
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                                    7. Sole Voting Power
                                       2,650,000
Number of                    --------------------------------------------------
Shares                              8. Shared Voting Power
Beneficially                            -0-
Owned by                     --------------------------------------------------
Each                                9. Sole Dispositive Power
Reporting                              2,650,000
Person With                  --------------------------------------------------
                                   10. Shared Dispositive Power
                                       -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,650,000
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) [ ]

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13. Percent of Class Represented by Amount in Row (11)
    10.4%
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14. Type of Reporting Person (See Instructions)
    IN

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ITEM 1.             SECURITY AND ISSUER


(a)  Name and Address of Principal Executive Office of Issuer:

        Voice Mobility International, Inc., a Nevada corporation (the "Issuer"). 180 - 13777 Commerce Parkway
        Richmond, B.C. Canada, V6V 2X3

(b)  Title and Class of Equity Securities:

        Common Stock par value $.001 per share (the "Common Stock") of the Issuer

ITEM 2.             IDENTITY AND BACKGROUND


        Name:
(a)
        Edith M. Both


        Residence or business address:
(b)
        843 Ida Lane, Kamloops, British Columbia, Canada, V2B 6V2.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

        Retired

(d)     Criminal Proceedings:

        Ms. Both has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     Civil Proceedings:

        Ms. Both has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Citizenship:
(f)
        Ms. Both is a citizen of Canada.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         On June 24, 1999, the Issuer acquired 100% of the outstanding common shares of Voice Mobility Inc. ("VMI"). In such acquisition, the shareholders of VMI, including EWG Investments Ltd., of which Ms. Both has beneficial ownership, exchanged their shares of VMI for 6,600,000 Exchangeable Shares of Voice Mobility Canada Limited ("VM Canada"), a subsidiary of the Issuer. In such transaction, EWG Investments Ltd. received 2,650,000 Exchangeable Shares (of which Ms. Both has beneficial ownership) in exchange for all shares of VMI owned by EWG Investments Ltd. Each VM Canada Exchangeable Share is exchangeable for one share of Common Stock of the Issuer at any time at the option of the shareholder, and will be exchanged no later than July 1, 2009, and is entitled


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to the same voting, dividend and other rights as one share of Common Stock of the Issuer. In addition, a share of preferred voting stock was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, to provide a mechanism for holders of the VM Canada Exchangeable Shares to exercise their voting rights. The Issuer considers each Exchangeable Share as equivalent to a share of its Common Stock.

ITEM 4.             PURPOSE OF TRANSACTION

         The purpose of the purchases of the Common Stock by Ms. Both was to acquire the securities for investment purposes. Ms. Both, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that Ms. Both beneficially owns or hereafter may acquire. Ms. Both has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER


     Ms. Both is the beneficial owner of 2,650,000 shares of Common Stock of the Issuer, representing approximately 10.4% of the outstanding Common Stock. Ms. Both has sole voting and disposition power of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                                     NONE

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS

                                     NONE


                                    SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001
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Date

/s/ Edith M. Both
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Signature